UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 12)*

BAJA MINING CORP.
(Name of Issuer)

Common Shares, Without Par Value
(Title of Class of Securities)

05709R103
(CUSIP Number)

with a copy to:
Mr. Jonathan Fiorello	Robert G. Minion, Esq.
Mount Kellett Capital Management LP	Lowenstein Sandler PC
623 Fifth Avenue, 18th Floor	1251 Avenue of the Americas, 18th Floor
New York, NY 10022	New York, NY 10020
(212) 588-6100	(646) 414-6930

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 3, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 05709R103

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Mount Kellett Capital Management LP

2.		Check the Appropriate Box if a Member of a Group (See Instructions):
(a)		☐
(b)		☐

3.		SEC Use Only

4.		Source of Funds (See Instructions): WC

5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable

6.		Citizenship or Place of Organization: State of Delaware

Number of	7.	Sole Voting Power:	67,421,117*
Shares Beneficially	8.	Shared Voting Power:	0*
Owned by
Each Reporting	9.	Sole Dispositive Power:	67,421,117*
Person With	10.	Shared Dispositive Power:	0*

11.		Aggregate Amount Beneficially Owned by Each Reporting Person: 67,421,117*

12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.		Percent of Class Represented by Amount in Row (11): 19.8%*

14.		Type of Reporting Person (See Instructions): IA

* As of April 5, 2012 (the “Filing Date”), Mount Kellett Master Fund II-A, L.P., a Cayman Islands exempted limited partnership (the “Fund”), holds 67,421,117 common shares, without par value (the “Common Shares”), of Baja Mining Corp., incorporated under the laws of the Province of British Columbia, Canada (the “Company”).  Mount Kellett Capital Management LP (the “Reporting Person”) possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Fund.  Based on the Company’s Annual Information Form for the year ending December 31, 2011, dated March 30, 2012, that was filed with the United States Securities and Exchange Commission as an exhibit to the Company’s Annual Report filed on Form 40-F, as of March 30, 2012, there were 339,963,025 issued and outstanding Common Shares.  Thus, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the “Act”), the Reporting Person is deemed to beneficially own 19.8% of the Common Shares issued and outstanding as of the Filing Date.  In addition to the Common Shares held by the Fund and deemed beneficially owned by the Reporting Person, a senior executive employed by the Reporting Person (the “Senior Executive Employee”) holds 40,000 Common Shares.  Pursuant to Rule 13d-4 under the Act, the Reporting Person disclaims the beneficial ownership of any Common Shares held by the Senior Executive Employee.

Item 4.                    Purpose of Transaction.

Item 4 is hereby amended by adding the following after the twenty-ninth paragraph thereof:

On April 3, 2012, the Reporting Person, on behalf of the Fund, issued a press release, a copy of which is attached to this Schedule 13D, as amended, as Exhibit 7.22.

Item 7.                    Material to be Filed as Exhibits.

Item 7 is hereby amended by adding the following after the twenty-first paragraph thereof:

7.22           Press Release, dated April 3, 2012, from the Reporting Person, on behalf of the Fund.

[signature follows on the next page]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          April 5, 2012

          MOUNT KELLETT CAPITAL MANAGEMENT LP

          By:  Mount Kellett Capital Management GP LLC,
                  its general partner

      By: /s/ Jonathan Fiorello
             Jonathan Fiorello
             Chief Operating Officer

Attention:  Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT 7.22

APRIL 3, 2012 PRESS RELEASE

MOUNT KELLETT COMMENTS ON BAJA MINING SPECIAL MEETING RESULTS

Vancouver, British Columbia, April 3, 2012 – Mount Kellett Capital Management LP (“Mount Kellett”) today confirmed that, in an exceptionally close election at today’s Special Meeting of Shareholders of Baja Mining Corp. (TSX: BAJ) (OTCQX: BAJFF) (“Baja”), its two independent shareholder nominees were not elected to the board by a margin of just one percent.

“We want to thank all our fellow shareholders for voting at the special meeting.  It was extremely positive to have a near majority of shareholders aligned to support truly independent directors and a commitment to good corporate governance.  We are also pleased to have had the support of the leading independent proxy advisor ISS and its recognition of the need for change at Baja.

“This election process yielded tangible accomplishments by publicizing important issues regarding corporate governance and compensation practices at Baja. As a result of our efforts, new governance policies were put in place and Baja made a commitment not to pursue a transaction with Catalyst Copper without shareholder approval, albeit under narrow circumstances.

“Our concern remains that a historical pattern of behavior by the current board introduces unnecessary risk to a copper project that has significant future value.  Going forward, we will continue to hold the board and management accountable for their actions and will remain vigilant in pursuing all our options to protect shareholder value, including an audit and reconciliation of all voting results of the special meeting.  We are, and will continue to be, supporters of the Boleo project and the creation of shareholder value.”

About Mount Kellett Capital Management LP

Mount Kellett is a multi-strategy private investment firm focused on global value, special situations and opportunistic investing.  The firm has approximately 100 employees with offices in New York, Hong Kong, London, and Mumbai.  The firm currently has in excess of $7 billion in assets under management.

Contacts

Kingsdale Communications Inc.
Bernard Simon, 416-867-2304

or

Sard Verbinnen & Co
Dan Gagnier/Sarah Brown, 212-687-8080